

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

January 16, 2018

Scott H. Keeney
President and Chief Executive Officer
nLIGHT, Inc.
5408 Northeast 88th Street, Building E
Vancouver, Washington 98665

> **Re: nLIGHT, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 20, 2017**
> **CIK No. 0001124796**

Dear Mr. Keeney:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Table of Contents

1.   In the first paragraph following the table of contents, please clarify that investors may also rely on information contained in any free writing prospectus you have authorized for use in connection with the registration statement.

Prospectus Summary

2.   Provide us independent, objective support for your statement in the first paragraph that you are a "leading provider of high-power semiconductor and fiber lasers" and for your statement in the second paragraph that your lasers are "the industry's most brilliant." In light of your market share, please clarify the basis for your disclosure that "[y]our lasers are changing not only the way things are made but also the things that can be made."

3.   We note your indication of revenue and net loss during 2016. Please also indicate, if true, that you have experienced net losses in each year since inception in 2000 and disclose your accumulated deficit as of your most recent balance sheet date.

Reliability, page 3

4.   Disclose the basis for your belief that your fiber lasers are industry leaders in power stability.

Emerging Growth Company Status, page 7

5.   Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communication.

Summary Consolidated Financial Data, page 10

6.   We note disclosures in this section and throughout the filing that you intend to present pro forma adjustments that give effect to the automatic conversion of all of your outstanding shares of preferred stock into shares of common stock and the conversion of convertible preferred stock warrants into common stock warrants. We further note your disclosures on pages F-24 and F-28 that your preferred stock automatically convert into shares of common stock upon an initial public offering provided that the offering price is not less than $1.437 per share and the aggregate cash proceeds to the company are not less than $50 million. Please tell us whether you presently expect the offering to meet such conditions. Otherwise, explain to us why you believe these pro forma adjustments will be factually supportable.

Special Note.., page 39

7.   The statutory safe harbor to which you refer is inapplicable to statements made in connection with this initial public offering. Please revise to eliminate any implication to the contrary.

Dilution, page 45

8.   Please disclose how the numbers and percentages in the table on page 46 would change, assuming the exercise of all outstanding options and warrants.

Management's Discussion and Analysis…, page 49

9.   We note from your disclosure under "Our Market Opportunity" on page 4 that the projected compound annual growth rate appears to be slightly less than 7% for the overall

laser market. We also note from your disclosure that your industry experiences declining average selling prices. Discuss any known trends as to the relation between projected industry growth rates and anticipated declines in average selling prices. Clarify how you intend to achieve profitability if your sales growth does not exceed price declines. Expand your risk factor disclosure as appropriate.

10. We note your disclosures regarding the performance and attributes of your products and your position as a leading provider of lasers, and your disclosure about how semiconductor and fiber lasers are "displacing" other laser and non-laser technologies. Given your history of losses in each year since 2000, please revise to describe these trends and your competitive position in more detail and discuss and analyze how they have affected your revenue growth, gross margins and net losses for the periods presented.

Revenues, page 53

11. Given your disclosure regarding declining average sales prices, separately address and quantify how changes in volume, introduction of new products and changes in the prices of your products affected revenues for the periods presented, as well as the reasons underlying those changes. We note, in this regard, that you list on page 50 factors that may potentially cause the underlying changes in volume and price; however, it is unclear what, if any, of those factors actually caused the changes for the periods presented.

Business, page 66

12. We note your disclosure on page 17 that two customers accounted for 10% or more of your revenues in 2016. Disclose the name of any customer that accounts for 10% or more of your sales and the loss of which would have a material adverse effect on you.

Products, page 72

13. Please disclose the amount of revenues for each of the last three fiscal years contributed by each of the products referenced on this page.

Research and Development, page 75

14. Expand your disclosure to indicate the amount spent on research and development during each of the last three fiscal years.

Manufacturing, Sources of Supply and Raw Materials, page 77

15. Please revise to clarify the extent of utilization of your manufacturing facilities, given your disclosure on pages 53-54 regarding improved absorption of fixed costs.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Bryan D. King, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation